Aurora Cannabis Welcomes Royal Assent of Canada's Cannabis Act

First G7 Country to Legalize Adult Consumer Use – Sales to Commence October 17

TSX: ACB

EDMONTON, June 21, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) commented today on the granting of Royal Assent to Bill C-45, the Cannabis Act. With Royal Assent received, the legislation legalizing cannabis for adult consumer use has now passed its final official step, and retail sales are to commence October 17, 2018, as announced by Canada's federal government yesterday.

"The granting of Royal Assent today ends nearly a century of cannabis prohibition, marking a truly historic moment for all Canada, for Canadian public policy, and for this country's cannabis sector," said Terry Booth, CEO. "International delegates have been coming to Canada for years to study our medical cannabis system, which is globally renowned for its efficiency and success. Canada's legal framework is increasingly serving as a model for other countries looking to implement their own medical cannabis legislation. With the Cannabis Act, Canada further establishes its global leadership as the only G7 country to legalize adult consumer use. The federal government has provided intelligent and rational public policy focused on clearly defined objectives that will reduce the negative impact of prohibition, while establishing a well-regulated system designed to protect youth, public health and public safety. Aurora is proud to be a leader in this new industry, both as a producer of high-quality cannabis, and as an advocate for fairness and justice, including amnesty on past non-violent cannabis-related offenses, and on achieving tax-exempt status for medical cannabis."

Mr. Booth continued, "Aurora is executing on a broad, deep and innovative consumer market strategy, supported by massive production, extensive distribution channels and strong brands. With production at our facilities, including Aurora Sky, ramping up very rapidly, we look forward to provide this large and exciting market with an excellent portfolio of Aurora Standard products, ensuring unique user experiences to a new group of customers from October 17, 2018 onwards."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. The Company is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of the Company's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange)accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

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SOURCE Aurora Cannabis Inc.

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For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 16:23e 21-JUN-18